Exhibit 99.1

GasLog Partners LP Declares Distributions on Series A, B and C Preference Units

Piraeus, Greece, August 5, 2020 — GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) today announced the quarterly distributions on its preference units as follows:

	Distribution	Record Date	Payment Date
8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.5390625 per preference unit	September 8, 2020	September 15, 2020
8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.5125 per preference unit	September 8, 2020	September 15, 2020
8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.53125 per preference unit	September 8, 2020	September 15, 2020

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.